UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2014

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

____________________

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos.. 333-195124 and 333-199033), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On December 2, 2014, Can-Fite BioPharma Ltd. (“Can-Fite”) entered into Securities Purchase Agreements (the “Purchase Agreements”) with certain institutional investors providing for the issuance of an aggregate of 1,797,753 American Depositary Shares (the “ADSs”) in an at-the-market registered direct offering at $4.45 per share for aggregate expected gross proceeds of $8,000,000.

In addition, the investors will receive unregistered warrants to purchase 898,877 ADSs. The warrants may be exercised at any time for a period of five years from issuance and have an exercise price of $4.45 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants.

The closing of the offering is expected to occur on or about December 8, 2014, subject to satisfaction of customary closing conditions set forth in the Purchase Agreements. The Purchase Agreements also contain representations, warranties, indemnification and other provisions customary for transactions of this nature.

Can-Fite also entered into a letter agreement (the “Placement Agent Agreement”) with H.C. Wainwright & Co., LLC (the “Placement Agent”), dated December 2, 2014, pursuant to which the Placement Agent agreed to serve as the placement agent for Can-Fite in connection with the offering. Can-Fite agreed to pay the Placement Agent a cash placement fee equal to 6% of the aggregate purchase price for the ADSs sold in the offering, plus a non-accountable expense allowance equal to 1% of the gross proceeds of all ADSs sold in the offering, not to exceed $37,500. The Placement Agent will also receive compensation warrants on substantially the same terms as the investors in the offering in an amount equal to 5% of the aggregate number of ADSs sold in the offering. Can-Fite also engaged Roth Capital Partners LLC (“Roth”), to act as a financial advisor in connection with the offering. For its services to Can-Fite, at Can-Fite’s request, the Placement Agent has agreed to relinquish to Roth one half of its cash placement fee and compensation warrants.

The warrants and the ADSs underlying the warrants are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated thereunder. The investors have represented that they are accredited investors, as that term is defined in Regulation D, or qualified institutional buyers as defined in Rule 144(A)(a), and have acquired the warrants and the ADSs underlying the warrants as principals for their own account and have no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The warrants and the ADSs underlying the warrants have not been registered under the Securities Act of 1933 or applicable state securities laws. Accordingly, the warrants and underlying ADSs may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

The foregoing summaries of the terms of the Placement Agent Agreement, Purchase Agreements and Warrants are subject to, and qualified in their entirety by such documents attached hereto as Exhibits 10.1 through 10.3 respectively, and are incorporated herein by reference. A copy of the opinion of Kantor & Co. relating to the legality of the issuance and sale of the ordinary shares underlying the ADSs is attached as Exhibit 5.1 hereto.  Can-Fite previously announced the offering in a press release issued on December 2, 2014, which was included as an exhibit to a Report on Form 6-K filed with the SEC on December 3, 2014.

Warning Concerning Forward Looking Statements

This Report on Form 6-K contains statements which constitute forward looking statements. These forward looking statements are based upon Can-Fite’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond Can-Fite’s control. For example, this Report states that the offering is expected to close on or about December 8, 2014. In fact, the closing of the offering is subject to various conditions and contingencies as are customary in securities purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this offering may not close. For this reason, among others, you should not place undue reliance upon Can-Fite’s forward-looking statements. Except as required by law, Can-Fite undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

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Exhibit Index

Exhibit No.	Description

5.1	Opinion of Kantor & Co.

10.1	Letter Agreement between H.C. Wainwright & Co., LLC and Can-Fite BioPharma Ltd. dated December 2, 2014

10.2	Form of Securities Purchase Agreement

10.3	Form of Investor Warrant

23.1	Consent of Kantor & Co. (contained in Exhibit 5.1)

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 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date: December 4, 2014	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Operating and Financial Officer

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